Exhibit 99.1

ICON Announces Pricing of Senior Secured Notes

DUBLIN--(BUSINESS WIRE)--June 17, 2021--ICON plc (NASDAQ: ICLR) (“ICON”) announced today in connection with the proposed acquisition by ICON of PRA Health Sciences, Inc. (“PRA”) pursuant to which Indigo Merger Sub, Inc., a wholly owned subsidiary of ICON (“Merger Sub”) will merge with and into PRA (the “Merger”), with PRA surviving the Merger, the pricing on June 16, 2021 of $500 million aggregate principal amount of Merger Sub’s 2.875% Senior Secured Notes due 2026 (the “Notes”) in a private offering (the “Offering”). The Notes will mature on July 15, 2026 and will bear interest at a rate of 2.875%. ICON has decided not to proceed with the offering of the previously announced $1,515 million aggregate principal amount of Senior Secured Notes due 2028 as a result of the expected increase in the size of the proposed new credit facilities in connection with the closing of the Merger. The Offering is expected to close on July 1, 2021, subject to customary closing conditions.

ICON intends to use the proceeds from the Offering, together with cash on hand and borrowings made under the proposed new credit facilities to be entered into in connection with the closing of the Merger, to (i) fund the cash consideration payable by ICON for the Merger, (ii) refinance and repay certain existing indebtedness of ICON, its subsidiaries and PRA (the “Refinancing”) and (iii) pay fees and expenses related to the Merger, the Refinancing and the Offering. Upon the consummation of the Merger, the Notes will be guaranteed on a senior secured basis by ICON and certain of its direct and indirect subsidiaries that will guarantee the new credit facilities.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes (and the guarantees) or any other securities, nor will there be any sale of the Notes (or any guarantees) or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The Notes (and the guarantees) will be offered and sold in reliance on an exemption from the registration requirements provided by Rule 144A under the Securities Act of 1933 (the “Securities Act”) and to non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. None of the Notes or related guarantees have been registered under the Securities Act or the securities laws of any state or other jurisdiction, and the Notes (and such guarantees) may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and the securities laws of any applicable state or other jurisdiction. There can be no assurance that the proposed offering of Notes will be completed.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements relating to the Notes and related financing transactions and regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About ICON
ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 16,070 employees in 89 locations in 43 countries as at March 31, 2021.

ICON/ICLR-F

Contacts

Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000
All at ICON.